Exhibit 12.1
DR PEPPER SNAPPLE GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)

	For the Nine Months Ended
	September 30,				For the Fiscal Years
	2009		2008		2008	2007		2006		2005		2004
Calculation of Fixed Charge Ratio:
Income (loss) before provision (benefit) for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	$704		$506		$(375)	$817		$805		$787		$703

Add/(deduct):
Fixed charges	174		219		285	274		273		218		188
Amortization of capitalized interest	1		1		1	1		1		—		—
Capitalized interest	(6)		(6)		(8)	(6)		(3)		(1)		(2)

Total earnings available for fixed charges	$874		$721		$(97)	$1,086		$1,076		$1,004		$889

Fixed Charges:
Interest expense	$158		$199		$257	$253		$257		$210		$177
Capitalized interest	6		6		8	6		3		1		2
Interest component of rental expense(1)	10		15		20	15		13		7		9

Total fixed charges	$174		$219		$285	$274		$273		$218		$188

Ratio of Earnings to Fixed Charges	5.0	x	3.3	x	—	4.0	x	3.9	x	4.6	x	4.7	x

Deficiency in the Coverage of Earnings to Fixed Charges	—		—		$382	—		—		—		—

(1)	Represents a reasonable approximation of the interest cost component of rental expense incurred by us.